METLIFE ADVISERS, LLC

501 Boylston Street

Boston, MA 02116

April 25, 2008

Ms. Rebecca Marquigny

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Metropolitan Series Fund, Inc. (Registration Nos. 2-80751 and 811-3618)

Dear Ms. Marquigny:

Please find below responses to the Securities and Exchange Commission’s (the “Commission’s”) staff comments to the registration statement for Metropolitan Series Fund, Inc. (the “Registrant”) as filed on February 4, 2008 pursuant to Rule 485(a) (the “Registration Statement”). In connection with the below responses to the staff’s comments on the Registration Statement, the Registrant acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosures in the Registration Statement and the subsequent registration statement to be filed pursuant to Rule 485(b) relating to the aforementioned matter (the “Rule 485(b) Amendment”); (ii) that the comments from the staff of the Commission or changes to disclosure in response to comments from the Commission staff in the Registration Statement do not foreclose the Commission staff from taking action with respect to the Registration Statement or the Rule 485(b) Amendment; and (iii) that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. Staff comment: For each Portfolio, the disclosure under “Principal Investment Risks” (Item 2) and “More About Investment Strategies and Risks” (Item 4) should both address all the same investment strategies and risks.

Response: The Registrant respectfully declines to make any changes in response to this comment because Item 2(c)(1)(i) of Form N-1A only requires a Registrant to “summarize” the “principal” risks and strategies of investing in a portfolio, based on the more comprehensive information given in response to Item 4(c). By highlighting the “principal” risks and strategies, the Registrant believes its disclosure pursuant to Item 2(c)(1)(i) in the “Principal Risks” section properly summarizes the principal risks and strategies in the Item 4(c) disclosure in the “More About Investment Strategies and Risks” section of the prospectus.

2. Staff comment: In the Fee Tables and Examples, if there is disclosure that a Portfolio may invest in ETFs, include a line item for Acquired Fund Fees and Expenses. See, for example, FI Large Cap Portfolio on page 94 of the Prospectus.

Response: Registrant has confirmed that each Portfolio requiring a separate line item for Acquired Fund Fees and Expenses includes a separate line item in its fee table for those fees and expenses.

3. Staff comment: Certain portfolios have expense limitations that allow the portfolio to reimburse the Adviser for up to five years after the end of the fiscal year in which the expenses were incurred. If this reimbursement is greater than a three-year period, the Portfolio is not permitted to include such reimbursements in the financial highlights. Therefore, please revise the financial highlights or change the period to three years.

Response: Registrant has reviewed the five year period with the Registrant’s auditors and confirmed that the current five year period is appropriate. Therefore, Registrant respectfully declines to make any changes in response to this comment.

4. Staff comment: Please state in the preamble to each Expense Example the following: “This example does not reflect variable insurance product fees or any additional expenses that participants in a Qualified plan may bear relating to the operations of their plan; if it did, fees and expenses would be higher than shown.”

Response: Registrant has revised the preamble to the Expense Examples accordingly.

5. Staff comment: Please revise the ETF disclosure in the prospectus to include a prominent statement that: “Contract owners can invest directly in ETFs and do not have to invest in them through mutual funds or separate accounts.”

Response: Registrant respectfully declines to make any changes in response to this comment. ETFs are not expected to constitute a substantial portion of any Portfolio’s investment activities.

6. Staff comment: Revise the “Market Timing” section in the prospectus to note that Portfolios that invest in ETFs may be more susceptible to time zone arbitrage and the Portfolio has adopted procedures to detect and deter market timing in such Portfolios.

Response: Please note that the Insurance Companies (as defined in Registrant’s prospectus), the separate accounts of which invest in the Portfolios, have the primary market timing policies. The Registrant has adopted supplemental policies and procedures designed to monitor and deter market timing in Portfolios that invest in securities that are the most susceptible to market timing activities, including, foreign securities, small cap securities and lower quality debt securities and those policies are described in the Registration Statement. Although a number of Registrant’s Portfolios may invest in ETFs, such securities are generally not a substantial investment in any particular Portfolio. Therefore, Registrant respectfully declines to make any changes in response to this comment.

7. Staff comment: For the FI Value Leaders Portfolio, please include in the “Principal Investment Risks” section, disclosure relating to derivatives risk, convertibles risk, and ETF risk.

Response: Registrant respectfully declines to make any changes in response to this comment, for the reasons stated above in response to Comment No. 1.

8. Staff comment: For FI Mid Cap Opportunities Portfolio, please include in the “Principal Investment Risks” section, disclosure relating to derivatives risk, convertibles risk, and ETF risk.

Response: Registrant respectfully declines to make any changes in response to this comment, for the reasons stated above in response to Comment No.1.

9. Staff comment: For Julius Baer International Stock Portfolio please include in the “Principal Investment Risks” section, disclosure relating to derivatives / hedging risk, REIT risk and ETF risk.

Response: Registrant respectfully declines to make any changes in response to this comment, for the reasons stated above in response to Comment No.1.

10. Staff comment: In the footnote to the Average Annual Total Return Table for the Julius Baer International Stock Portfolio, please disclose why the Portfolio’s new benchmark index better reflects the securities in which the portfolio invests when describing the index change.

Response: Instruction 2(c) of Item 2 of Form N-1A states that when a portfolio states an index that is different than the immediately preceding period, explain the reason(s) for the selection of a different index. Registrant believes that having an index which better reflects the universe of securities in which the portfolio invests is adequate enough reason to satisfy the requirements of Instruction 2(c) of Item 2. Therefore, Registrant respectfully declines to take this comment.

11. Staff comment: For the BlackRock Diversified Portfolio, provide the last five years of business experience for each portfolio manager. (See Item 5(a)(2) of Form N-1A).

Response: The current disclosure includes the required five-year business history of each portfolio manager, but Registrant has clarified the disclosure by adding specific dates each portfolio manager has served in their various capacities with BlackRock.

12. Staff comment: Under “Purchase and Redemption of Shares,” add the following to the last sentence of paragraph two to conform with Item 7(b)(2) of Form N-1A: “and may cost you more than paying other types of sales charges.”

Response: Registrant has revised the disclosure accordingly.

13. Staff comment: In the “Market Timing” section, state whether the market timing policy is uniformly applied as required by Item 6(e)(4)(iii) of Form N-1A.

Response: Note that Registrant’s Rule 38a-1 market timing policy relies primarily on each Insurance Company (as defined in Registrant’s prospectus) to apply its own policies and looks to each Insurance Company to certify to Registrant that it has policies reasonably designed to detect and deter market timing in the separate accounts by contract owners. As stated in the current disclosure, MetLife Advisers monitors cash flows of certain portfolios identified as presenting pricing inefficiencies that could potentially be exploited by market timers, and with respect to each portfolio, conducts certain tests to help detect cash outflows or cashflow volatility that may be disruptive to a portfolio manager’s ability to manage the portfolio. Registrant believes that this disclosure adequately addresses item 6(e)(4)(iii). Therefore, Registrant respectfully declines to make any changes in response to this comment.

14. Staff comment: Please update the phone number and zip code of the SEC Public Reference Room. The new phone number is 202-551-8090 and the zip code is 20549-0102.

Response: Registrant has revised the disclosure accordingly.

Statement of Additional Information (the “SAI”)

15. Staff comment: Each Portfolio that invests in ETFs should disclose in the SAI (i) the number of ETFs each Portfolio will invest in; (ii) whether such ETFs are affiliated or unaffiliated with the Portfolio; (iii) whether the Portfolio will “look through” each ETF for purposes of satisfying Section 5 diversification requirements; (iv) how the Portfolios intend to comply with Rule 12d1; and (v) whether the Portfolio will be investing in creation units or exchange traded shares and, if through exchange traded shares, describe the impact of brokerage costs associated with such investments.

Response: Registrant respectfully declines to make any changes in response to this comment. ETFs are not expected to constitute a substantial portion of any Portfolio’s investment activities. Furthermore, the requested disclosure is not required by Form N-1A.

16. Staff comment: For the Julius Baer International Stock Portfolio, under the non-fundamental policy on investing in futures and options (page 5), please restate in plain English to clarify the types of securities that are not subject to the limitations.

Response: Registrant has confirmed that this non-fundamental investment policy was inadvertently included in the Registration Statement. Registrant will remove this non-fundamental policy from the SAI.

17. Staff comment: With respect to Fundamental Investment Restriction No. 6 (industry concentration), please clarify in a footnote that the Asset Allocation Portfolio will “look through” the underlying Portfolios to determine compliance with this restriction.

Response: Registrant respectfully declines to make any changes in response to this comment because, as a practical matter, to the extent that each Underlying Portfolio is in compliance with this restriction, by definition each of the Asset Allocation Portfolios will be in compliance.

18.	Staff comment: Disclose whether Loan Participations will be treated as liquid or illiquid investments.

Response: Registrant has added disclosure to clarify that the liquidity of Loan Participations will be determined by each sub-adviser.

19. Staff comment: In the “Material Conflicts of Interest” section for each Portfolio, please revise the description to make the disclosure of any material conflicts specific to each portfolio manager.

Response: The lead-in paragraph to the Material Conflicts of Interest section states “that the disclosure reflects any material conflicts that may arise in connection with each portfolio manager’s management of the Portfolio’s investments, on the one hand, and investments of the other accounts, on the other.” Registrant believes, based on information provided by each subadviser, that the disclosure reflects the material conflicts of interest each portfolio manager faces in connection with the management of the Registrant’s Portfolios. Therefore, Registrant respectfully declines to make changes in response to this comment.

20. Staff comment: Under the Western Asset Management section on Portfolio Manager Compensation, consider adding back the disclosure relating to managing certain material conflicts, if applicable.

Response: Registrant has made the requested change.

21. Staff comment: For the Julius Baer International Stock Portfolio, under the “Material Conflicts of Interest” section, consider revising the disclosure to clarify that the decision-making and trade allocation policies and procedures are also designed to ensure that the portfolio managers do not profit personally from making certain trade allocations.

Response: Registrant has clarified the disclosure as follows: “To address the potential incentives that may exist for Messrs. Pell and Younes to allocate securities preferentially to the accounts for which JBIM receives higher investment advisory fees, JBIM’s has adopted investment decision-making and trade allocation policies and procedures that are designed to ensure that none of JBIM’s clients are unfairly disadvantaged in JBIM management of accounts.”

Please feel free to call me directly at 617-578-3057 should you have any questions regarding this filing.

Very truly yours,

/s/ Jack P. Huntington
Jack P. Huntington